July 25, 2018

Leandro Iglesias
Chief Executive Officer
PureSnax International, Inc.
300 Aragon Avenue, Suite 375
Coral Gables, FL 33134

       Re: PureSnax International, Inc.
           Form 8-K
           Filed June 28, 2018
           File No. 333-176376

Dear Mr. Iglesias:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K filed June 28, 2018

General

1. It appears from your disclosure that you were a shell company as that term is defined in
      Rule 12b-2 of the Exchange Act prior to the reverse merger, as you had no or nominal operations and no or nominal non-cash assets. Please amend your Form 8-K to provide the information required by Item 2.01(f) of Form 8-K.
2. Please amend your Form 8-K to provide the financial information required by Item
      9.01(c) of Form 8-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Leandro Iglesias
PureSnax International, Inc.
July 25, 2018
Page 2

       Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Asia Timmons-Pierce,
Special Counsel, at (202) 551-3754 with any questions.


FirstName LastNameLeandro Iglesias
                                                          Division of
Corporation Finance
Comapany NamePureSnax International, Inc.
                                                          Office of
Manufacturing and
July 25, 2018 Page 2                                      Construction
FirstName LastName